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                                    Financial
                                   Protection


                                                 Paris, October 18, 2004
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           WITHDRAWAL AND TERMINATION OF AXA'S CONDITIONAL PROPOSAL TO
          ACQUIRE THE MINORITY INTERESTS IN AXA ASIA PACIFIC HOLDINGS
                   ("AXA APH") THROUGH A SCHEME OF ARRANGEMENT
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Paris - AXA announced that its conditional proposal to acquire the minority interests in AXA APH through a Scheme of Arrangement that was announced on August 6, 2004 was withdrawn and terminated following the decision of AXA APH's Committee of Independent Directors (the "Independent Committee") not to recommend AXA's final offer.

Discussions with the Independent Committee regarding the acquisition of the minority interests in AXA APH through a scheme of arrangement were unsuccessful as a difference remained outstanding on the issue of price, despite AXA's offer to raise the price to A$ 4.05 per share fully payable in cash.

On October 17, 2004, the Chairman of the AXA APH Independent Committee informed Henri de Castries, AXA Group Chief Executive Officer, that the Committee would not recommend this final offer.

The commitment of the AXA Group to the Asia-Pacific region and to the Group's subsidiaries that are based there, the confidence in the management and staff of AXA APH, are unchanged and intact. The development of the Group's activities in this region, where we will continue to invest significantly, remains one of the key axes of our strategy.

Please find attached a copy of AXA Group Chief Executive Officer letter of October 15, 2004 to the Chairman of AXA APH's Independent Committee.


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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING
STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. These statements speak only as of the date of the particular statement. These statements are not historical facts but instead represent our belief regarding future events many of which are inherently uncertain and outside of our control. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in such forward-looking statements (or from past results). These risks and uncertainties include, without limitation, risks related to AXA's business such as the risk of future catastrophic events, including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2003 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that could affect AXA's business. AXA does not undertake nor intends to undertake any obligation to (and expressly disclaims any such obligation to) publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances, or otherwise.


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                                   ATTACHMENT
     LETTER DATED OCTOBER 15, 2004 FROM HENRI DE CASTRIES, AXA GROUP CHIEF
               EXECUTIVE OFFICER, TO RICK ALLERT, CHAIRMAN OF THE
                  COMMITTEE OF INDEPENDENT DIRECTORS OF AXA APH

       PROPOSAL TO ACQUIRE AXA APH MINORITY INTERESTS THROUGH A SCHEME OF
                           ARRANGEMENT - FINAL PRICE

Dear Rick,

As you know, on August 5, 2004, AXA made a conditional proposal to acquire by way of a Scheme of Arrangement the minority interests in AXA APH for AUD 3.75 per AXA APH share less all dividends paid by AXA APH prior to closing of the transaction. Our August 5 proposal contemplated that the consideration would be paid in a combination of cash (representing 50%) and AXA ordinary shares (representing 50%). This proposal represented a premium of approximately 14.3% over the closing AXA APH share price on August 5, and a premium of approximately 15.0% over the volume weighted average price for the 3 months preceding August
5. Taking account of the dividend paid by AXA APH since August 5, the value of our proposal is approximately AUD 3.69 per AXA APH share.

I understand from our advisors that all substantive matters, other than price, have now been resolved including the terms of an Implementation Agreement for the proposed Scheme of Arrangement.

Over the past several weeks, the Independent Committee has performed considerable due diligence on AXA APH and worked hard to form its view on AXA's proposal. We too have committed substantial time and resources to this proposal and, at your request, have made substantial efforts to address the concerns expressed by the Independent Committee with certain aspects of AXA's initial proposal. These include changing the structure of the consideration offered under our proposal to "all cash" in order to address your concern about fluctuations in the AXA share price and your desire to provide AXA APH shareholders with certainty as to the value of the consideration they would receive under our proposal.

We received the first indications of the Committee's view on price earlier this week. Unfortunately, following our discussions, serious differences remain outstanding on the issue of price. At this point we feel that we must finalise an agreement on price or cease discussions on the proposed Scheme and move on.

Provided the Independent Committee unanimously recommends our Scheme proposal, AXA is willing to increase its offer from AUD 3.69 to AUD 4.05 per AXA APH share, fully payable in cash, subject to all necessary regulatory approvals being obtained on conditions acceptable to AXA. We will not increase our price above this level.

This increased price represents a premium of approximately 25.5% over the closing AXA APH share price on August 5 (adjusted for the dividend paid since August 5), and a premium of approximately 26.3% over the volume weighted average price for the 3 months preceding August 5 (adjusted for the dividend paid since August 5). This premium compares favourably to similar transactions in the Australian market and, as we have previously discussed, it comes on top of the 5 year high trading prices reached by AXA APH in the weeks just prior to our August 5 proposal. We believe many shareholders would consider this price very attractive and would like the opportunity to evaluate our proposal.

I would be grateful if you would inform me by 17h00 Paris time on Friday October 22, 2004 whether the Independent Committee is ready to recommend this Scheme proposal. In the absence of a positive response from you by that time, AXA's Scheme proposal will be terminated and withdrawn.

Very truly yours,

Henri de Castries


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